ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
[redacted]

06010501

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 27 2006
WASH. D.C.
190

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

January 18, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of December 14, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JAN 30 2006
THOMSON
FINANCIAL

dlw 1/30

DOCSNY1:1082596.20

Open for new horizons.

Vienna International Airport

Vienna International Airport:

**Good traffic development in 2005.
+7.3% in passengers**

Vienna International Airport also recorded above-average growth in 2005, with a plus of 7.3% in the number of passengers. This figure is above the European average (7%). Low-cost carriers, traffic to Eastern Europe and long-haul flights were the most important drivers for this increase. Flight movements rose 2.7%, maximum take-off weight grew 4.6% and cargo reported a plus of 12.0%. The peak day for traffic was 1 July, when 61,666 passengers were handled and 763 take-offs and landings were registered.

A total of 69 airlines included Vienna International Airport in their flight schedules during 2005. The number of destinations increased to 176.

These traffic results place Vienna International Airport well within the forecasted trend, and underscore a significantly better position in comparison to other European airports. This information was presented by **Herbert Kaufmann**, member and speaker of the Management Board of the publicly traded Flughafen Wien AG, at a press conference in Vienna on 18 January.

Vienna International Airport handled a total of **15,859,050** passengers on 230,900 take-offs and landings during the past year. The so-called low-cost carriers again played an important role in this successful development, transporting 1,970,432 passengers in 2005 for an increase of 19.7%. This growth raised the share of total passengers carried by these airlines from 11.1 to 12.4%. The leader among the low-cost carriers is Air Berlin with 929,428 passengers and a 5.9% share of total passenger volume. NIKI holds second place with 675,241 passengers and a share of 4.3%, followed by Germanwings with 334,485 passengers. Sseven low-cost carriers used Vienna International Airport on a regular basis in 2005.

Further expansion of east-west hub function
Traffic to Eastern Europe also showed excellent development with an increase of 9.9%. With 43 scheduled destinations in this region, Vienna International Airport was able to further expand its leading role as an east-west hub for European air travel.

Long-haul traffic to the Far East also showed sound growth with a plus of 12.9%. The number of passengers travelling to Taipei rose by an exceptional 138.7%. Strong growth was also recorded in traffic to Shanghai (+ 110.1%), Kuala Lumpur (+ 27.1%) and New York (+ 20.1%).

Declines were registered in traffic to Montreal (- 23.5%), Osaka (- 24.0%), Bangkok (- 3.4%) and Washington (- 2.2%).
A substantial increase was recorded in the number of passengers travelling to the Near East and Middle East with a plus of 34.0%.

Top destinations in 2005: London followed by New York, Bangkok and Moscow
Scheduled traffic represents 93.1% of total traffic at Vienna International Airport. Here London ranked first before Frankfurt, followed by Zurich, Paris and Düsseldorf.

The results in detail show London with 393,962 passengers (+7.2%) followed by Frankfurt with 343,095 passengers (-2.4%), Zurich with 299,988 passengers (+14.1%), Paris with 282,400 passengers (+10.7%) and Düsseldorf with 223,961 passengers (+9.3%).

A ranking of destinations in Eastern Europe shows Moscow with 105,785 passengers (+9.5%) before Sofia with 83,323 passengers (+3.7%), Bucharest with 82,824 passengers (+7.1%) and Prague with 82,814 passengers (+6.9%).

On long-haul routes, New York registered 90,263 passengers (+20.1%) and relegated Bangkok with 86,790 passengers (-3.4%) to second place. These two cities were followed by Washington, Tokyo, Delhi and Sydney.

Charter traffic: Antalya again ranks number 1
Despite a slight 2.3% decline, the Turkish airport in Antalya again remained the most popular charter destination for Austrian travellers with 115,413 passengers. It was followed by Heraklion 37,069 PAX (+33.4%), Hurghada 29,892 PAX (-27.0%) and Rhodes 22,163 PAX (-30.1%). Sharp declines were recorded in traffic to Las Palmas (-53.9%), Tenerife (-49.8%) and Bodrum (-22.1%).

Austrian Airlines Group with largest share of passengers
In a ranking of airlines based on the number of passengers carried, the Austrian Airlines Group leads with 56.6% (2004: 57.8%) followed by Air Berlin with 5.9% (5.2%), Lufthansa with 5.5% (6.1%), Niki with 4.3% (3.0%) and British Airways with 2.2% (2.3%).
The average seat occupancy rose from 65.2% in 2004 to 66.4% for 2005, or by 1.2%.

Cargo: 12% plus
The development of cargo turnover in 2005 reflected the upward trend from the previous year. This growth was supported by an increase in the frequencies of pure cargo flights by Asiana and Korean Airlines as well as a new non-stop connection between Taipei and Vienna by China Airlines. 234,677 tonnes of cargo brought a plus of 12%, with air cargo totalling 167,494 tonnes (+ 15%) and trucking 67,183 tonnes (+ 4.9%).

Outlook
For 2005 Flughafen Wien AG expects a continuation of strong growth in the aviation branch and an increase of 6.0% in the number of passengers, 3% in maximum take-off weight and 2% in flight movements.

Landing tariffs were reduced by 2.8% as of 1 January 2006. The introduction of new environmental protection measures triggered an increase of € 1.12 in the service tariff per departing passenger.

The expansion programme will also proceed as planned in 2006, with investments in various projects scheduled to total € 184 million.

For additional information contact:

Michael Kochwalter (+43-1-) 7007-22300
Hans Mayer (+43-1-) 7007 23000

FACTS & FIGURES 2005

		Changes vs. 2004 in %
Passengers (Total)	15,859,050	7.3%
Thereof		
Transfer passengers	5,443,078	6.9%
Flight Movements	230,900	2.7%
MTOW	6,525,425	4.6%
Air Cargo	167,494	15.0%
Trucking	67,183	4.9%
Air Cargo and Trucking	234,677	12.0%

	Passengers* (scheduled)	Changes vs. 2004 in %
Europe	**6,140,070**	9.1
Eastern Europe	1,194,533	9.9
Western Europe	4,945,537	8.9
Far East	**594,984**	12.9
Near and Middle East	**285,719**	34.0
North America	**238,998**	7.0
Africa	**111,572**	22.6
South America	**13,774**	-

Key Destinations			Passengers*	Changes vs. 2004 in %
Eastern Europe:	Nr.1	Moscow	105,785	9.5
Western Europe	Nr.1	London	393,962	7.2
Far East	Nr.1	Bangkok	86,790	-3.4
Long haul	Nr.1	New York	90,263	20.1
Charter	Nr.1	Antalya	115,413	-2.3

* Departing passengers